

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   January 15, 2016

<u>Via E-mail</u>
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

> **Re: Fuda Group (USA) Corporation**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed December 21, 2015**
> **File No. 333-208078**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please revise throughout your registration statement to base your projections of available funding, and subsequent operational plans, on the proceeds you will raise from this offering (approximately $44 million) and your cash on hand (approximately $17 million) and such other sources of funding that you reasonably expect to have. In this regard, we note your disclosure on page 23 that in the near term, you intend to finance capital expenditures with cash flows from operations, borrowing availability and proceeds from this offering. However, we note that you also disclose that you are seeking to raise $1 billion through private placements of 70% of your equity. It is unclear what your reasonable basis is for any statements implying that you will be able to raise these funds. In this regard, it appears that 70% of the book value of your equity value equals approximately $50 million Further, it appears that your ability to successfully complete a private offering of this size would be subject to significant uncertainty, and that the company has little experience with mining operations and no experience with

manufacturing jewelry and operating jewelry stores. In particular, this comment will cause you to revise your disclosure in the following parts of your registration statement:

- The Company [page 3];
- Business Strategy [page 4];
- The Company's Advantage [page 5];
- Mining Operations [page 6];
- Key Milestones [page 8];
- Financial Projection: Funding (including Assumption) [pages 11 -12];
- Entry of the Company into the Market [page 33];
- Products and Services [page 33];
- Plan of Operation [page 41]; and
- Alternative Financial Planning [page 42].

In addition, given your disclosure on page 11 that the acquisition of a gold mine will cost $350 million, this will cause significant revisions to your registration statement. Refer to Item 10(b) of Regulation S-K and Rule 175 of the Securities Act.

2.   We note you have two documents on your website—2015 Investor Deck and Business Plan.   If you are conducting a private placement concurrently with the registration of this offering, please tell us why your private and public offerings should not be integrated. In addition, the materials appear to contain information that may constitute an "offer" for purposes of the federal securities laws and may be inconsistent with Section 5. As it does not appear that a safe harbor under rule 169 or 163A is available, and the information does not comply with Rule 134, please remove this information from your website. For further guidance, refer to Release No. 33-8828 (Aug. 3, 2007). We may have additional comments upon review of your response.

3.   Please elaborate on your basis for your statements imply that commodity prices are stable. This comment will cause you to revise your disclosure in the following parts of your registration statement: Business Operations [page 3] and The Market [page 30].

Additionally, please advise why your website has a video stating:
- "Granite and marble are practically recession proof;"
- "When [money markets] dive, investors move their money into something as tested and as prove as time itself- gold;"
- "Fuda Group USA concentrates all of our efforts on these two sectors, because year after year they have proven their worth as potent recession proof investment vehicles;" and
- "The opportunity that we offer is as sold as gold, granite, and marble that we sell."

4.   Given the nature and duties of the roles of James Cassidy James McKillop for Tiber Creek, it appears that they are both promoters within the meaning of Rule 405 of the Securities Act. With respect to these two individuals, please provide the disclosure required by Item 401 of Regulation S-K or tell us why you do not believe they are promoters.

5.   You state on page 150 that 301,500,000 common shares were issued to various
        shareholders, including 51,500,000 shares issued to Xiaobin Wu; the Company's sole
        officer and director. We note these shares were redeemed in 2015 and shares remaining
        prior to the transaction with Marvel and Fuda UK were outstanding to James Cassidy and
        James McKillop. Please explain the relationship of Xiaobin Wu to Fuda Group (USA)
        and Messrs. Cassidy and McKillop and how you considered these relationships when
        determining that the transaction between Marvel, Fuda UK and Fuda Group (USA) was
        not considered a transaction between entities under common control as defined under
        ASC 805-50-15-6.

6.   Please file your subscription agreement and legal opinion in your next amendment.

Fee Table

7.   Please clarify what provisions of Rule 457 you are relying upon to calculate the
        registration fee. You appear to be registering a dollar amount of securities, but your
        Explanatory Note indicates that you are registering the sale or resale of a specific number
        of shares.

Prospectus Cover Page

8.   Based on your fee registration table, it appears that your offering price will be $1.47 per
        share. Please disclose this here, as well as throughout your registration statement. If
        your offering price will not be $1.47 per share, please advise.

9.   Please disclose here that in the event that you do not raise sufficient capital to implement
        your planned operations, an entire investment could be lost.

10.   As there is no current market for your securities, resales by selling security holders must
        be made at a fixed price until such a market exists. Thereafter, they may sell at prevailing
        market prices. Please revise the disclosure in the third paragraph to clarify this.

11.   Please disclose here that because funds will be immediately available to you, there will
        be no refunds.

12.   Please revise to state that Risk Factors begin on page 15, not page 26. This comment also
        applies to The Offering section on page 14.

The Company, page 3

13.   Please revise your first paragraph to clearly indicate that the only revenue you have
        generated to date is through trading. Additionally, please remove the disclosure that you
        are an international conglomerate or explain what you mean by this statement.

Corporate History, page 3

14.   Please explain the basis upon which you have concluded that you have increased your net worth to over $1.5 billion.

Business Operations page 3

15.   Given your disclosure that you do not currently have any mines that are operational, please discuss why your website indicates that you have operational mines in the following sectors: gold (Zhenan District and Donggang Changan), granite (Dandong Haohan Mining Co., LTD), graphite (Kuandian County), and fluorite (Kazuo Jincheng Mining Industry Co., Ltd.)

16.   Please state, for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue, or 15% or more of consolidated revenue if total revenue did not exceed $50 million during any of such years. In this regard, we note that your disclosure focuses on two classes of possible products: gold and construction commodities, such as granite and marble.

17.   We note your disclosure that you are currently purchasing gold ores, powder or sand from various suppliers. In an appropriate location of your filing please disclose tonnage, grade, pricing, and material terms of these purchases.

18.   Additionally please discuss transportation and storage regarding your gold purchases. Fully describe your processing facility if applicable.

Market Opportunity, page 4

19.   We note your disclosure about the rumor of China launching its own "gold tracking Exchange Traded Fund." Please clarify whether you believe that China will launch this fund, and if so, please disclose a reasonable basis for your belief.

Mining Operation page 6

20.   It appears that your mining operation description is a description for a processing facility. Please advise. In your response tell us if feasibility work or other studies have been performed in regards to the processing facility.

Competition: The 7 Biggest Chinese Mining Companies, page 4

21.   Please revise to explain how companies not engaged in mining for gold or granite are relevant to you as competitors. We note that all the companies under this section except for Jiangxi Copper Co. Ltd. and Zijin Mining Group do not mine gold or granite. Additionally, please clearly discuss here the competitive conditions that exist with these

two companies based on their large market sizes and your lack of operational mines. This comment also applies to your Competition section on page 33.

The Company's Advantage, page 5; SWOT Analysis, page 6

22.   Please revise the disclosure under these two sections to explain the basis for your statement that you have an outstanding track record.

23.   Please explain how the experience of management is to the company's advantage. Disclosure about the business experience of management on page 9 does not suggest that any member of management has experience in the mining or jewelry industry.

Key Milestones page 8

24.   We note that the dates for two of these milestones have already passed. Please update, and given the complexity and size of your proposed business, please significantly expand upon each milestone.

25.   We note your disclosure of a 90 day timeframe for initiating gold mining and trading operations. Considering that it appears your properties are in the exploration stage and your operations are preliminary in nature, in an appropriate location of your filing please expand upon your exploration plan as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:
- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
- If there is a phased program planned, briefly outline all phases.
- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work and disclose their qualifications.

26.   Additionally, in an appropriate location of your filing discuss the exploration and mining permit requirements for companies operating in China. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in China.

Past Financial Performance, page 9

27.   We note your disclosures in the two sentences preceding the Statement of Cash Flows on page 9 and the four sentences preceding the Balance Sheet on page 10. Please note that it is the purpose of MD&A to provide investors with additional information that is necessary to understand and assess the company's financial condition and results of operations. It is not appropriate to advise investors that the condition and performance of the company is ascertainable by simply observing the statement of cash flows, statement of operations and balance sheets. Please remove or revise the sentences on pages 9 and 10 accordingly.

Financial Projection: Funding page 11

28.   Please state whether you have agreements in place with any party to acquire any of the mines you list here.

29.   Please revise to remove the reserves disclosed in this section of your filing until you have proven or probable reserves as defined in paragraph (a) of Industry Guide 7. Please be advised that a final bankable feasibility study is generally required using the historical three year average commodity price prior to disclosing mineral reserves.

The Offering, page 14
Use of Proceeds, page 14

30.   Please remove or clarify your disclosure that you "intend to use the net proceeds from this offering to purchase additional shares of [y]our common stock".

Risk Factors, page 15

31.   Please add a risk factor addressing that your stock price may not track the price of gold or granite.

32.   Please include a risk factor addressing the difficulty in pursuing lawsuits against and enforcing judgments against your management due to their presence outside the United States.

33.   Please add a risk factor that addresses the risks related to management's lack of relevant experience related to the jewelry business and jewelry manufacturing.

34.   Please remove the following duplicative risk factors:
   • "The Company is susceptible to changes economic conditions" [page 20];
   • "Changes in prices for metals or products will affect the Company's profitability and operations" [page 20];
   • "The Company is dependent on its suppliers, and business difficulty for a supplier could harm the Company's own business" [page 20];

- "The Company is exposed to seasonal risks in its business and operations" [page 20];
- "If the Company is unable to generate sufficient cash from operations, it may find it necessary to curtail operational activities" [page 20];
- "The proposed operations of the Company are speculative" [page 20];
- "The Company may face significant competition from companies that serve its industries" [page 20]; and
- "Costs incurred because the Company is a public company may affect the Company's profitability" [page 27].

The Company is dependent on its suppliers… page 17

35.   Please identify your key suppliers here.

If the PRC government finds that the arrangements that establish…, page 21

36.   Please explain or remove this risk factor. You are not a telecommunications business. If the risks and limitations on foreign ownership that you describe are applicable to your company, please make this clear.

The Company's officers and directors beneficially own a majority…, page 25

37.   Please revise this risk to reflect that Xiaobin Wu owns a majority of your common stock.

The company may complete another primary offering for shares in parallel…, page 25

38.   Please confirm your understanding that if you decide to conduct a parallel offering, this registration statement will need to be updated to reflect this material fact. For further guidance, refer to Securities Act C&DI Question 139.25.

Use of Proceeds, page 27

39.   Given that you are conducting this offering on a best efforts basis, please revise this section to discuss your plans if substantially less than the maximum proceeds are obtained. Please disclose how you will distribute the proceeds if you raise 10%, 25%, 50%, and 75% of the offering proceeds. Additionally, we note that because you will need these proceeds to execute specific parts of your business plan, you should discuss those purposes and amounts necessary to achieve them here, rather than to say that they will be used for "general corporate purposes."

Dilution, page 28

40.   Please quantify net tangible book value per share before the offering. Please confirm you will provide the required disclosures of Item 506 of Regulation S-K once pricing has been determined. Please also include disclosures showing the amount of dilution to new

investors if only 75%, 50% or 25% of the offering is sold. Refer to Item 6 of the Form S-1.

Selling Shareholder Sales, page 29

41.   Please remove this section. The disclosure here is duplicative of the disclosure on page 28.

Plan of Distribution, page 29

42.   Please elaborate on the plan of distribution by the company of the 30 million shares you are registering for sale by the company. Disclose who will solicit interest in and facilitate these sales on the company's behalf. Clarify whether the company may in the future engage an underwriter, broker dealer or selling agent. If shares are to be sold by management, please identify who will conduct the sales and describe the exemption from registration as a broker-dealer that you expect to rely upon

The Business page 31
General

43.   Please insert a small-scale map showing the location and access to each mineral property owned or operated, or presently intended to be owned or operated, as suggested in paragraph (b) (2) to Industry Guide 7.

44.   Please disclose the information regarding your land and mineral rights for each of your material mineral properties owned or operated, or presently intended to be owned or operated, pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:
- The nature of your ownership or interest in the property.
- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.
- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.
- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

45.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties owned or operated, or presently intended to be owned or operated. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:
- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Background, page 31

46.   Please expand upon the "titles to land use right" purchased by Liaoning Fuda. Please elaborate on Liaoning Fuda's business reasons for purchasing these titles.

47.   Please expand upon the opportunities you have explored related to the mining and process of gold.

48.   We note you currently purchase gold bars. Please file any related agreements and disclose the parties you get these bars from.

The Market, page 30

49.   We note your statements containing the following projections:
- "With regards to trading and margins, the Company expects trading volume for gold to be about 5mt per year;" and
- "This would include dry bars as well as gold extracted from the gold sand. Selling price is dependent on the market. The Company expects the profit margins to be around 30%."

Please be advised that you should not include projections in the registration statement unless you have a reasonable basis for them.   See Item 10 of Regulation S-K. Please provide your reasonable basis for these projections or remove them from the prospectus.

50.   Please provide supplemental support for the statements in paragraphs three through five of this section, and the expected industry revenue growth cited in the first paragraph of the following section entitled "Market Trends and Dynamics".

51.   Please discuss the markets for granite and marble.

Entry into the Market, page 33

52.   In connection with comment one of this letter, please specify the specific steps you will need to take to enter the markets you wish to compete in. For each proposed business line, please substantially elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital will need before you will be in a position to generate revenues. The disclosure you have provided about your plan of operation in this registration statement is very general and imprecise and should be significantly revised in order to assist potential investors in making an informed investment decision about your company.

Products and Services, page 33

53.   Please specify the exact products you plan to release, as well as their proposed timing. Additionally, please disclose if you will be able to build these products without raising additional capital.

Strategic Relationships with Suppliers, page 34

54.   Please describe each of your relations with Junda Mining, Heng Xu Mining, and Xiang Mining.

Government Regulations, page 35

55.   Please discuss the government approvals you will need to conduct mining and exploring activities.

Customers, page 35

56.   Please disclose the size, both in terms of size and revenue, of the projects discussed here. Please also clarify what products or services, or both, you delivered in these projects.

Pricing, page 36

57.   It is unclear how investors should use the detailed information regarding suppliers' costs of different forms of granite and marble blocks and slabs. Please revise to place more

context around this disclosure. Please also clarify the extent to which prices for all of the products you describe in this section may change and how that impacts the company.

Property, page 38

58.   Please provide the disclosure required by Item 102 of Regulation S-K and Industry Guide 7 with respect to your property surrounding the eight mines.

Plan of Operation, page 41

59.   Please revise to provide a comprehensive plan of operation for your entire company. The current disclosures only address jewelry stores, while much of the rest of your filing talks about mining, processing and trading gold and precious metals as well as granite and marble. Discuss the company's priorities in developing these businesses and what steps it plans to take in the near-term and in the longer-term.

Management's Discussion and Analysis, page 41

60.   Please expand your MD&A to include a discussion of your Capital Resources as of September 30, 2015. In this section, you should, at a minimum, disclose your sources and uses of short- and long-term liquidity.

61.   Please disclose the financial loans, and the material terms of these loans, that you were entered into during the fiscal years 2013, 2014, and 2015. For example, please disclose the material terms of the loan(s) you had during fiscal year 2013 that caused you to pay $5.4 million in interest expense. We may have additional comments upon our review your amended disclosure.

62.   Please revise disclosure to explain the factors that materially impacted the changes in your cash flows from operating activities, investing activities and financing activities for the periods presented, i.e., for the nine months ended September 30, 2015, as well as for the years ended December 31, 2014 and 2013. In this regard we noted significant changes in accounts receivable, inventory, supplier deposits and accounts payable impacted your operating cash flows in each of the periods presented for Fuda Group (USA).

63.   Please expand your MD&A to include a discussion of the results of operations for the nine months ended September 30, 2015 of the registrant, Fuda Group (USA), compared to September 30, 2014. In this discussion, as well as in the one for the year ended December 31, 2014, disclose the nature of Liaoning Fuda's revenues by type and/or category, e.g., commodities sales, distribution services revenues if any, etc.

64.   On page 42 in the discussion of operating and net income, you refer to "Operating fees from insurance". Please explain what this line item represents and why there was such significant decreases during each period presented. In this regard we note your

discussion about a change in your business model. Please explain your business model change herein and how specifically this change translated into significant decreases in SG&A.

65.   The largest component of Liaoning Fuda's cost of sales as shown on pages 43-44 is "Other cost of sales". Please revise your narrative discussion in MD&A to discuss the nature of these costs and the factors that contributed to the changes in this line item for each period presented.

66.   Please enhance your MD&A to discuss the fact that your main source of cash is distributions from your subsidiaries. Please describe the cash flows and their form(s) (e.g., dividends, royalties, management fees) and restrictions, if any, as they move through your subsidiaries up to Fuda Group (USA). In your liquidity and capital resources section, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable.

Management, page 44

67.   Please disclose the age and business experience during the past five years for each management team member.

68.   Please revise to explain your reference to Fudan University as a "Chinese-Ivy League University"

Employment Agreements, page 46

69.   Please disclose in the registration statement if anyone in your management team has an employment agreement.

Certain Relationships and Related Party Transactions, page 47

70.   Please disclose here the related party transactions discussed in footnote 6 of your financial statements on page 73.

Selling Shareholders, page 47

71.   Please briefly explain how the selling shareholders acquired the shares you are registering for resale. We also note that your President, CEO, CFO and 50% shareholder is registering all of his shares for resale. Please provide your analysis as to why the resale of these shares by Mr. Wu does not amount to a primary offering by the company.

72.   For each of the selling shareholder listed below, please identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholders:

- Dandong Hao Han Mining Co.;
- 1503 Venture Capital;
- FZ Ecommerce & Business Direct; and
- Winner International Industries.

For further guidance, refer to Regulation S-K C&DI Question 140.02. Additionally, please disclose whether any of these entities are broker-dealers.

73. Please disclose the nature of any position, office, or other material relationship that any selling shareholder has had with your company in the past three years.

74. Please disclose the familial relationships among your selling shareholders.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 62

75. Please revise this section to replace the term small business issuer with registrant.

Fuda Group (USA) Corporation and Subsidiaries
Unaudited September 30, 2015 Fuda Group (USA) Financial Statements
Consolidated Statements of Changes in Stockholders' Equity, page 65

76. You disclose that you issued 50,000,000 shares in the transaction with Fuda UK and 62,000,000 shares in the transaction with Marvel; however on your statement of changes in stockholders' equity and on page 74 you present and disclose that 45,920,002 shares were issued for acquisition of subsidiaries. Please reconcile the difference in shares issued.

2. Summary of Significant Accounting Policies, page 67
Direct Domestic Sales, page 70

77. Please revise to explain what is meant by the sentence "The Company is responsible for losses when occurred" if product sales are recognized when customers pick up and pay for the goods at pick up. For example, discuss what would constitute a loss and whether any such losses have occurred that have materially impacted your results of operations.

3. Security Deposits to Suppliers, page 72

78. Please explain the transactions of security deposits to suppliers and whether these deposits are paid in cash and/or financed through trade financing loans. It appears that your deposit balance decreased consistently with your trade financing loans during each period presented. Additionally, you state on page 73 that your trade financing loans are short term accounts receivable factoring agreements with the bank. Please explain whether these accounts and transactions take place simultaneously and if so, how you account for each of these transactions.

6. Related Party Transactions, page 73

79.   You discuss a 2014 purchase of land paid by stones in a barter exchange. You further
        indicate that you have a payable outstanding to the sellers at December 31, 2014.
        Regarding this transaction, please address the following:
        • Please explain the nature of barter transaction, including what you mean by paying in
          stones and the type of land you purchased (i.e. mine, land used for plant site);
        • Tell us your basis of accounting for the assets transferred and how they were valued;
        • Tell us whether you recognized any gains or losses on the transfer;
        • Tell us where the amount outstanding at December 31, 2014 of $17,557,811 is
          recorded on your balance sheet;
        • Explain how this transaction relates to the $31,615,622 recorded as purchase of land,
          property and equipment on your statement of cash flows during the year ending
          December 31, 2014; and
        • How your accounting complies with ASC 845-10-30.

Audited December 31, 2014 Liaoning Fuda Financial Statements
Statements of Operations and Comprehensive Income/(Loss), page 79

80.   You recognized $5.4 million in interest expense in the year ended December 31, 2013.
        Tell us how this amount is appropriate considering your trade financing loan balance at
        December 31, 2013 was $4 million.

Marvel Investment Corporation Limited Financial Statements
Statement of Stockholders' Deficit, page 94

81.   We note you recorded 10,000 shares outstanding at a par value of $0.129. Please confirm
        that this is correct. Also tell us how the difference in par value was considered in the
        transactions between Marvel and Liaoning as well as in the reverse merger with Fuda
        Group (USA). Please tell us how you considered ASC 805-40-45-2.

Unaudited Pro-forma Condensed Combined Financial Information, page 119

82.   We note that you continue to present the pro forma statement of operations as if the
        reverse merger had occurred on December 31, 2014, instead of the beginning of the fiscal
        year of January 1, 2014 (refer to comment 4 in our letter dated November 30, 2015).
        Please note the required periods to be presented pursuant to Rule 11-02(c) of Regulation
        S-X and revise accordingly.

83.   Regarding your adjustment (d), please tell us why your recorded $6,000 rather than
        $6,200 as result of issuing 62,000,000 shares of common stock.

Fuda Group (USA) Corporation Condensed Balance Sheet, page 125

84.   Tell us the nature of the line item discount on common stock and how your accounting for this complies with GAAP.

Item 14. Indemnification of Directors and Officers, page 150

85.   Please expand the disclosure in this section to provide the information required by Item 702 of Regulation S-K . In this regard, we note your disclosure does not appear to address any Delaware statutes relating to indemnification.

Item 15. Recent Sales of Unregistered Securities, page 150

86.   Please disclose the consideration you received in each of the listed sales of unregistered securities. Refer to Item 701(c) of Regulation S-K.

Closing

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do, Staff Accountant at 202-551-3743 or Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-

551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
Anthony Patel, Esq.
Cassidy & Associates